Exhibit 99.3

JOINT STATEMENT

Joint Statement of the Independent State of Papua New Guinea and TotalEnergies

Paris/Port Moresby, April 8, 2024 – James Marape, the Prime Minister of Papua New Guinea and Patrick Pouyanné, Chairman and CEO of TotalEnergies, met together to discuss the status of the Papua LNG project.

On this occasion, Patrick Pouyanné reaffirmed to the Prime Minister that TotalEnergies, operator of the project, and its international partners ExxonMobil, Santos, JX Nippon, are fully committed to Papua LNG.

In particular, he shared the high interest of several LNG buyers for off-taking LNG from Papua LNG due to its strategic location close to key Asian markets.

He also informed the Prime Minister that, after receiving first EPC offers, it appears that the project will need to keep working with contractors to obtain commercially viable EPC contracts and requires more work to reach FID.

In that view, the project will review the structure of some packages and open the competition to an enlarged panel of Asian contractors. As a consequence, FID of Papua LNG project is now expected in 2025.

The Prime Minister and Patrick Pouyanné agreed that this slight delay will not affect the early works planned in Papua New Guinea in 2024 and that the project will maintain its full support to local population of Gulf Province. This demonstrates the commitment of TotalEnergies to the well-being of the people of Papua New Guinea.

Moreover, Patrick Pouyanné announced that TotalEnergies intends to drill the first deepwater exploration well on the PPL 576 license in 2025.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

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